Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

File No. of Related Registration Statement: 333-277325

On May 7, 2024, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's financial results for the quarter ended March 31, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of Golub Capital BDC 3, Inc. (“GBDC 3”) by GBDC. The following are excerpts from the transcript of GBDC’s May 7, 2024 conference call discussing the Merger.

DAVID GOLUB: While we’re proud of GBDC’s results for the quarter, we’re even more excited about the two strategic announcements GBDC made in January 2024. To refresh your recollection:

•	GBDC announced that it entered into a definitive merger agreement with Golub Capital BDC 3, Inc. (or “GBDC 3”), with GBDC as the surviving company, subject to certain stockholder approvals and customary closing conditions; and
•	GBDC’s investment adviser, GC Advisors LLC, agreed to reduce GBDC’s income incentive fee and capital gain incentive fee rates from 20% to 15%, in connection with and in support of the proposed merger. The reduction in incentive fee rates was made effective by waiver as of January 1, 2024, and continues to be in effect during the pendency of the proposed merger; it will become permanent upon closing of the merger.
•	We recently distributed proxy materials related to the merger and we anticipate that the merger will close in the second calendar quarter of 2024.

You’ll recall GBDC’s investment adviser previously announced the permanent reduction of the Company’s base management fee rate from 1.375% to 1% per annum, effective July 1, 2023. With a 1% management fee, a 15% incentive fee, an 8% hurdle rate and a cumulative since-inception incentive fee cap, GBDC has set a new gold standard for shareholder alignment among publicly traded BDCs.

I’d encourage you to review the proxy and the investor presentation on GBDC’s website to learn more about why we think these two announcements are so exciting and important.

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MATTHEW BENTON: As a reminder, we previously announced that the Board increased the Company’s regular quarterly distribution from $0.37 per share to $0.39 per share in conjunction with the proposed merger announcement and corresponding reduction in incentive fee.

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CHRISTOPHER ERICSON: Speaking of NAV increases, we also anticipate a level of NAV accretion related to the merger with GBDC 3. In the joint proxy statement filed on April 15th, 2024, we estimated $0.38 per share of NAV accretion, or approximately 2.5%, from GBDC’S 12/31/23 NAV and based on GBDC’s stock price of $16.60 as of April 9th, 2024. GBDC’s closing stock price on May 6th, 2024 was $17.09 per share, a level that would imply $0.50 per share of NAV accretion, or approximately 3.3%.

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DAVID GOLUB: To sum up, GBDC had a strong start to calendar year 2024. Strong credit results, high base rates and lower fees drove another record quarter for Adjusted NII per share. We believe these performance drivers as well as the pending merger with GBDC 3 are powerful tailwinds for the Company in the coming period. Speaking of the pending merger, the 2024 Special Meeting of Stockholders is scheduled for May 29, 2024. For those investors who have submitted their vote==thank you. For those investors that have yet to vote, we ask that you please do so.

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On balance, we believe GBDC is well positioned to face these headwinds. We’ve said many times before that we’ve built GBDC to be resilient across a wide range of potential scenarios. We expect post-merger GBDC to be more resilient than ever especially in the context of the current market backdrop. We have a focus on the core middle market versus being heavily overweight large companies—we were never members of the “bigger is better” cult. Our focus on the middle market insulates us to a degree from the resurgence of a strong BSL market, where the specter of BSL execution allows larger borrowers and sponsors to have more leverage over lenders in the context of pricing and structure.

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DAVID GOLUB (Question) And as a follow-up on the merger, thinking back to the first one, GCIC that it felt like it came with a bit of a technical headwind. Of course, it's a different market now versus then, but we're seeing if you anticipate a similar dynamic of shareholder turnover through the discussions you've had so far?

So by way of context, what Finn is alluding to is that in the GBDC, GCIC merger, there were concerns expressed that at the time of the merger that we'd see some sustained amount of selling by GCIC investors. In fact, my recollection is we didn't. We saw the stock perform reasonably well, following the merger and the fears that folks had that we'd see choppiness really did not come to fruition. My expectation is that this time will be similar. We'll have some shareholders in GBDC 3, who will want to lighten the positions. We'll have some investors who, in the context of GBDC becoming larger, will want to take up larger positions. I'm optimistic that it's not going to be exciting.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC and GBDC 3 (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, GBDC and GBDC 3 have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and GBDC has filed with the SEC, and the SEC has declared effective, a registration statement on Form N-14 (File No. 333-277325), which includes the Joint Proxy Statement and a prospectus of GBDC (the “Registration Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC and GBDC 3 and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GBDC 3 in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GBDC 3 stockholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.